Exhibit 4.39
Global Publishing Agreement
     Gravity Co., Ltd. (hereinafter referred to as Gravity) and Ndoors Corporation (hereinafter referred to as Ndoors) shall enter into this Agreement as follows concerning the MMORG titled Time N Tales (hereinafter referred to as the game) to be developed by Ndoors, and shall faithfully fulfill it.
Article 1 [Purpose]
     Under this Agreement, in the changing game market, both parties shall use Gravity’s funds, expertise on game publishing, marketing capabilities and global networks as well as both parties’ capabilities to ensure a successful publishing of the game and long-lasting development of both parties, and become long-term strategic business partners to create sustainable win-win relations.
Article 2 [Definition of Terminologies]
Terminologies herein shall be defined as follows.
1.	Publishing price refers to the price that Gravity pays Ndoors in return for obtaining the entire rights to the game obtained from Ndoors under this Agreement.

2.	The game refers to the game operating based on the MMORPG Time N Tales to be developed by Ndoors (including updating of the game).

3.	Commercialization (or partial pay-based services) refers to the point of time when Gravity or its designated third party sale-rights holder starts to charge the service fee to users of the game.

4.	Running royalty refers to the price that Gravity pays Ndoors of net sales generated through the game in accordance with Subsection 2 of Section 1 of Article 8 herein (Overseas Running Royalty), Section 2 of Article 8 (Sharing of Domestic Sales), and Section 3 of Article 8 (Sharing of Additional Sales).

5.	Overseas running royalty refers to Gravity’s net sales generated through overseas commercialization of the game.

6.	Overseas contract deposit refers to the price that Gravity collects in return for concluding an agreement to license a third party regarding the game; provided that the minimum guarantee price, received in the form of an advance deposit, shall be included in the overseas running royalty.

7.	Gross sales refer to total amounts of earnings that Gravity generates and collects from users or its re-licensed third parties by either directly or indirectly operating the services of the game, or by supplying or re-licensing the services to third parties, at home or abroad.

8.	Net sales refer to the amount that remains after deducting all prescribed costs specified under Section 10 of Article 2 from gross sales specified under Section 7 of Article 2; provided that net sales are regarded as generated only when any amount remains after deducting various costs from gross sales.

9.	Users refer to all users that have applied to Gravity or its re-licensed third parties to subscribe to the services of the game, have registered user accounts, and use the services of the game through establishments providing Internet and multimedia cultural contents-related equipment, broadband providers, and others.

10.	Various costs refer to each of the following costs required in providing the services of the game to online users.
1)	V. A. T.

2)	Fees paid to the settlement service agency

3)	Costs for any compensation, rewarding and refunds in connection with sales generated by users, Internet café general agencies and/or agents in accordance with related laws and regulations, plus costs required for refunding

4)	Costs for the exchange of money when currency exchange is required

5)	Costs defined through both parties’ written agreement

6)	Withheld taxes on the price of overseas exports; provided that the amount shall be excluded that shall be deducted concerning overseas paid taxes under the Corporate Taxation Law in accordance with Taxation Treaties.
11.	Marketing refers to domestic and overseas advertising, publicity and events to boost the sale and service of the game, as well as its brand awareness and users.

12.	Overseas sales refer to sales that are generated outside the Republic of Korea and are the sum of overseas contract deposit and overseas running royalty.

13.	Close beta test refers to closed or open pilot service procedures before commercialization with a view to bug and lag correction, stress test, game balance test, gathering of user feedbacks and more aimed at improving the quality of the game.

14.	Open beta test refers to open pilot services before commercialization (or partial pay-based services), also to all procedures that are conducted to ensure a successful commercialization (or partial pay-based services) of the game, such as marketing strategies and charging methods, in addition to intensive close beta test. This also means 100% completion of localization (language, map, history, items, and events) in the case of overseas operation.
Article 3 [Duration of the Agreement]
1.	This Agreement shall take effect upon its signing, and the duration of this Agreement shall be as follows.
1)	The domestic duration of this Agreement shall be three years from the commencement of the domestic open beta test of the game (referring to the date that the payment conditions for the intermediate payment specified under Subsection 2 of Section 1 of Article herein are met).

2)	The overseas duration of this Agreement shall be three years from Gravity’s initial export agreement conclusion.
2.	Unless there is agreement between both parties concerning the extension of this Agreement or re-contracting two months prior to the expiration of this Agreement, this Agreement shall definitely be expired.
Article 4 [Rights Details of this Agreement]
1.	Ndoors shall hold the entire intellectual property rights including program development rights in connection with the game (excluding Gravity’s trademark rights to the game during the duration of this Agreement).

2.	Gravity shall hold exclusive and monopolistic rights to sell, distribute and operate the game, as well as rights to the services of the game, and to that end, exclusive and comprehensive business rights (including re-licensing).

3.	Gravity shall give prior notice to Ndoors, apply for domestic and overseas patents relating to the game at its costs (Ndoors shall transfer trademarks under patent application in relation to the game to Gravity within 14 days of the conclusion of this Agreement), and hold ownerships over trademarks whose patents have subsequently been registered. However, upon the ending of this Agreement, Gravity shall transfer such registered trademarks to Ndoors at the price equivalent to the acquisition cost (proxy fees, fees paid to the agency, and supplementary costs required for applying for and registering trademarks), and Ndoors shall take over them.

4.	With regard to the marketing of the game, Gravity shall hold exclusive, monopolistic business rights (including re-licensing rights) to all commercial derivative business such as Ndoor’s contents including the trademarks and characters of the game, mobile business, animation business, and character merchandizing business derived from the game across the world including the Republic of Korea.

5.	Gravity shall have preferred negotiation rights to publish Ndoors-developed game products during the duration of this Agreement.

6.	In concluding an agreement with a third party in relation to the game, Gravity shall notify it to, and consult, with Ndoors.

7.	Any rights and duties herein shall not be transferred to, handed over to, or inherited by a third party without prior written mutual agreement.
Article 5 [Payment of the Publishing Price]
     The total publishing price that Gravity shall pay to Ndoors shall be 2 billion (2,000,000,000, excluding V. A. T.), and it shall be paid in cash in installments as follows.
1.	Domestic Publishing
1)	Contract deposit: Ndoors shall issue a tax invoice and provide it to Gravity within three days of the conclusion of this Agreement, and Gravity shall pay Ndoors 300 million (300,000,000) won within 30 days of the conclusion of this Agreement of the domestic publishing price.

2)	Intermediate payment: At the time when mutual agreement has been reached to conduct the open beta test of the game, Gravity shall conduct a three-day test and, as a result, in case Gravity has acknowledged that no fault, error, and/or bug exists in the game, the open beta test shall be conducted. 300 million (300,000,000) won shall be paid within seven days of the commencement of the open beta test.

3)	Although the intermediate payment conditions specified under Subsection 2 of Section 1 of Article 5 herein are not met, the payment shall be made within seven days of the point when a seven-day average maximum over 10,000 people have simultaneously accessed the close beta test operation.

4)	Remaining price: 400 million (400,000,000) won shall be paid within seven days of when the settlement gross amount has exceeded 300 million won or 600 million won 30 days or 60 days, respectively, after the commencement of the commercialization of the game, when a seven-day average maximum over 20,000 people have simultaneously accessed the services of the game, or when the gross settlement amount based on the cumulative sales has exceeded 3 billion won.
2.	Overseas Publishing
1)	Contract deposit: Ndoors shall issue a tax invoice to Gravity within three days of the conclusion of this Agreement, and Gravity shall pay Ndoors the overseas publishing price of 300 million (300,000,000) won within 30 days of the conclusion of this Agreement.

2)	Intermediate payment: The payment shall in principle be made in two installments; when the open beta service has started in one country (after 100% localization of language, map, history, items, event and more), 200 million (200,000,000) won shall be paid, and when the open beta service has started in another country, 200 million (200,000,000) won shall be paid.

3)	Remaining price: 300 million (300,000,000) won shall be paid when the game has been commercialized in two foreign countries, or when the open beta service has started in three foreign countries.

4)	The overseas sale of the game shall begin when a seven-day average maximum over 10,000 people have simultaneously accessed the domestic services of the game; provided that the criteria may be adjusted in case Ndoors has requested such adjustment due to justifiable reasons and Gravity has agreed to it.
Article 6 [Guarantee of the Fulfillment of Agreement]
1.	In case Ndoors’ core development personnel (Vice President Kim Tae-gon, Team Leader Chung Jong-pil, Team Leader Lee Jae-hyung, and Team Leader Shin Gwan-yong) have failed to performed this project of the game or have resigned from the company within one year of the conclusion of this Agreement, Gravity may request the termination of this Agreement. Likewise, this Agreement shall be regarded as terminated due to reasons attributable to Ndoors.

2.	Ndoors shall not undertake to develop more than three new game titles including MMORPG in the same genre within one year of the conclusion of this Agreement, and shall do its best to succeed in commercializing the online services of Time N Tales. However, game titles that had been developing prior to the conclusion of this Agreement shall not be bound by Article 6 herein.
Article 7 [Establishment and Management of Receiving Bank Accounts]
1.	To manage sales money on the game collected from domestic and overseas customers, Gravity shall open domestic receiving bank accounts and overseas receiving bank accounts in its name (hereinafter referred to as receiving accounts), and Ndoors shall hold rights to request to access the receiving accounts three business days in advance and access them.

2.	Gravity shall settle losses and profits at the end of every month, submit in writing to Noors gross sales, various costs, and net sales data, as well as copies of receiving accounts. Likewise, in the case of overseas contract deposit and running royalty, Gravity shall pay Ndoors the latter’s earnings share by the 20th of the month after the month when the money is received. However, the payment date may be changed through mutual written agreement.
Article 8 [Sharing of Earnings]
1.	Sharing of Overseas Sales
1)	Sharing of Overseas Contract Deposit

Regarding the overseas contract deposit, the amount after deducing various costs from the amount actually collected by Gravity shall be shared at the ratio of 60% for Gravity and 40% for Ndoors.

2)	Sharing of Overseas Running Royalty

Regarding the overseas net sales, the amount collected by Gravity shall be shared at the ratio of 50% for Gravity and 50% for Ndoors.
2.	Sharing of Domestic Sales
1)	Regarding the domestic net sales, the amount actually collected by Gravity shall be shared at the ratio of 50% for Gravity and 50% for Ndoors (excluding sales from Internet cafes).

2)	The amount after deducting V. A. T., billing fees, and fees for Internet café general agencies from the domestic gross sales of Internet cafes shall be shared at the ratio of 50% for Gravity and 50% for Ndoors.
3.	Sharing of Additional Sales

Net sales after deducting various costs from sales accruing from character / mobile game / supplementary business (guidebook, cartoons, animations, game music, etc.)

licensing shall be shared at the ratio of 50% for Gravity and 50% for Ndoors.
4.	Each amount specified under Article 8 shall be the amount excluding V. A. T., and in the case of foreign currency, remittance fees shall be shouldered by the party who receives such remittances.

5.	In case billing and security solutions have been procured from third parties, corresponding costs shall be shouldered at the ratio of 50% for Gravity and Ndoors each.
Article 9 [Duty and Rights of Gravity]
1.	Inspect the game that has been manufactured by Ndoors and provided to Gravity

2.	Provide development consulting for successful commercialization

3.	Draft gross sales, various costs, and net sales data

4.	Ensure transparent management of sales accounts

5.	Conduct good-faith, positive overseas marketing and sales activities

6.	Ensure smooth game service operation and management

7.	Operate servers, Web, and GM tools

8.	Consult with Ndoors when determining marketing and the profitability structure of the game

9.	In its all game services, Web services, promotion and others in relation with the game developed by Ndoors, Gravity shall mark its publishing license, and the following Ndoors’ copyright with possible contents simplification and amendment of the year. © 2005 NDOORS Corp. All rights reserved. Published by Gravity Co., Ltd.

10.	Finally determine marketing conditions such as member subscription and events in connection with the close beta test, open beta test and commercialization of the game
Article 10 [Duty and Rights of Ndoors]
1.	Ndoors shall develop the game based on the good-faith principle in accordance with Development Plan (attachment 1), Development Schedule (Attachment 2), and Development Personnel’ Profiles/Job Description (Attachment 3) that Ndoors has provided to Gravity. However, in case Ndoors sees a need to adjust the development content and development schedule, it shall have full negotiation with Gravity and then proceed with the work after mutual written agreement.

2.	Development plans coming after the Development Schedule (Attachment 2) submitted to Gravity shall be submitted to Gravity in writing at least one month in advance, and shall be implemented after mutual written agreement.

3.	In case Gravity has requested, matters deemed to be necessary for the successful commercialization (or partial pay-based services) of the game shall be amended and accepted through mutual agreement.

4.	In operating the game, technical problems in the development (bug, lag, hacking, program errors, certain support for updating, support for overseas localization, domestic and overseas technical support, etc.) shall be immediately resolved under the responsibility of Ndoors and at Ndoors’ costs.

5.	Ndoors shall handle customers’ requests in the shortest possible time that have been received by Gravity and notified to Ndoors while operating the services, and shall immediately notify corresponding results to Gravity. The handling criteria of 08/24/48 principle shall be observed (notify the confirmation of the receipt of a request within 8 hours of the receipt thereof, come up with and notify solutions within 24 hours of the receipt thereof, and complete their application and resolve it within 48 hours of the receipt thereof). However, if a long period of time is required to handle a customer request, Ndoors shall notify it to Gravity within 24 hours of the receipt thereof.

6.	Ndoors shall provide Gravity with the entire information necessary for publishing the game by the time when Gravity has requested it to be provided.

7.	Gravity shall own the data of members of the services that it has obtained through its marketing activities during the duration of this Agreement, shall share it with Ndoors when this Agreement ends or when Ndoors has requested to do so, and shall specify this fact in its service agreement for joining members.

8.	Ndoors may request that Gravity provide marketing plans and schedule to ensure successful publishing of the game.

9.	Ndoors shall immediately provide related data and materials for the services when Gravity has requested to do so.

10.	The development of the game shall be conducted solely under the responsibility of Ndoors, and at Ndoors’ costs, and Gravity shall not shoulder any game development costs nor take responsibility for the game development except that it shall pay Ndoors the publishing price.
Article 11 [Limited Use of the Price]
Ndoors shall limit the use of the price paid by Gravity to costs required for completing a successful development o the game (including updating and follow-up works), and shall not use it for providing it to a third party as security or for repaying its debts, and for other purposes.
Article 12 [Request to Correct Violations of Agreement]
In case either party has violated this Agreement, the non-defaulting party may make a written request to the defaulting party to correct such violations with the provision of a 7 business-day period. Likewise, the defaulting party shall, upon receiving such a request, correct violations, and notify the non-defaulting party of the fact within seven business days of the receipt thereof that it has taken corrective action.
Article 13 [Termination of Agreement]
1.	‘Under each of the following circumstances, the non-defaulting party may terminate this Agreement without notifying to the defaulting party.

1) In case either party has failed to fulfill his duties herein due to reasons attributable to himself, and has failed to correct himself within seven business days of the receipt of a corrective request made by the non-defaulting party in accordance with Article 12,

2) In case either party faces the commencement of payment suspension, liquidation, composition, reorganization, and bankruptcy procedures, or similar situations,

3) In case a decision such as provisional attachment, provisional disposition, attachment, auction and bidding has been made against either party’s consequential properties necessary for fulfilling this Agreement, thus making it impossible to fulfill this Agreement, and

4) In case either party has received this Agreement-related business suspension, cancellation of business approvals, criminal punishment, and other impositions from related supervisory authorities, thus making it impossible to fulfill this Agreement.

2.	The termination action following each violation of this Agreement shall take effect on the date that a written termination is sent, and except reasons specified under Section 1 of Article 13, both parties may terminate this Agreement through mutual written agreement. The termination of this Agreement by written agreement shall take effect upon such a written agreement.
Article 14 [Liability for Damages]
1.	In case this Agreement has been terminated due to reasons attributable to Gravity, unless Ndoors proves damages otherwise, Gravity shall provide the following compensatory damages to Ndoors.

1) In case this Agreement has been terminated prior to the domestic commercialization (or partial pay-based services) of the game, the amount equivalent to the publishing price paid under Article 5 to Ndoors by Gravity by the termination shall be acknowledged as the maximum damages for Ndoors, and Gravity shall not request the return of the price from Ndoors.

2.	In case this Agreement has been terminated due to reasons attributable to Ndoors, unless Gravity proves damages otherwise, Ndoors shall provide the following compensatory damages to Gravity.

1) In case this Agreement has been terminated prior to the domestic commercialization of the game, Ndoors shall pay Gravity double the total money received from Gravity within seven business days of the effect of the termination of this Agreement.

2) In case this Agreement has been terminated or damages have been caused to Gravity for reasons specified under Section 2 of Article 15, Ndoors shall compensate Gravity for such damages within seven business days of Gravity’s claim for damages, apart from compensatory damages under Subsection 1 of Section 2 of Article 14.
Article 15 [Resolution of Disputes with Third Parties]
1.	In case legal disputes have arisen in connection with the game for reasons attributable to either party, each party shall resolve this under his responsibility and at his costs.

2.	In case disputes have been triggered by a third party concerning the game because of intellectual property rights infringements such as similarity of the game, plagiarism, patent infringement, and copyright infringement, Ndoors shall resolve this under his responsibility and at his costs, and Gravity shall be indemnified from it.
Article 16 [Force Majeure]
Neither party shall be held liable to the other party for the non-fulfillment or delayed fulfillment of this Agreement because of war, commotion, flooding, earthquake, government measures, and other force majeure reasons.
Article 17 [Confidentiality]
1.	Either party shall keep confidential the other party’s technical and business information and data provided by the other party or acquired from the latter in connection with this Agreement, and shall not divulge it to third parties without written agreement of the other party.

2.	This provision shall be enforced for three years even after this Agreement expires or is terminated.
Article 18 [Enforcement and Amendment of Agreement]
1.	This Agreement shall take effect on the mutual signing date.

2.	This Agreement shall be amended and changed only through mutual written agreement.
Article 19 [Duty of Good Faith and Cooperation]
Both parties shall fulfill this Agreement with good faith and integrity, and shall positively cooperate with each other to facilitate work during the duration of this Agreement.
Article 20 [Interpretation of Agreement]
Any discrepancy in the interpretation of this Agreement shall be resolved through mutual written agreement, and otherwise, it shall follow related laws and business customs.
Article 21 [Competent Court]
In case discrepancy or disputes have arisen from this Agreement or in connection with mutual fulfillment of this Agreement, both parties shall endeavor to smoothly resolve this, and otherwise, they shall resolve it through the competent court having jurisdiction over Gravity’s headquarters location as the first-trial court.
Article 22 [Others]
1.	Matters not specified herein shall follow general business customs.

2.	Matters relating to all discussions, agreements, endorsements, notices, reports, forwarding, claims, payment and more in connection with this Agreement shall be put in writing.

3.	Ndoors shall select one projector manager with the grade above a team leader in development, marketing, and operation each, and shall cooperate with Gravity in pushing ahead with work to the full.
IN WITNESS WHEREOF, both parties shall execute two original copies of this Agreement, and each party shall keep one copy thereof.
November 7, 2005

Ryu Il-young	Kim Hwa-su
Chairman and CEO	CEO
Gravity Co., Ltd., Singu Building,	Ndoors Corporation,
620-2 Sinsa-dong, Gangnam-gu, Seoul	12th floor, Won Building, #648-26 Yeoksam-dong, Gangnam-gu, Seoul
# Attachment 1 : Development Plan
# Attachment 2 : Development Schedule
# Attachment 3 : Development Manpower Schedule / Job Description
# # Attached documents for the conclusion of this Agreement: Certificate of business registration / Transcript of Corporate Register / List of Shareholders / Financial Statements